Exhibit 99.1

HAFNIA LIMITED: Exercise of options and sale of shares by primary insiders

On 3 March 2026, certain primary insiders of Hafnia Limited ("Hafnia", the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") have, in total, exercised 725,019 vested options granted under the Company's ordinary long-term investment plan in accordance with its vesting schedule at an exercise price of NOK 44.11 per option, and sold a corresponding number of shares in Hafnia in the market in a joint sale through a broker.

The exercised options have been settled by the Company by transfer of treasury shares. Following the transfer, the Company holds 12,843,201 treasury shares.

For more information see the attached mandatory notifications of trade.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mikael Skov
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Options linked to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Exercise of options linked to shares in Hafnia Limited
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	44.11	595,374

d)	Aggregated information - Aggregated volume - Aggregated price	595,374 NOK 26,261,947.14
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	XOFF – Outside a trading venue

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mikael Skov
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Sale of ordinary shares exercised under a share option programme in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Sale of ordinary shares
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	74.0626	595,374

d)	Aggregated information - Aggregated volume - Aggregated price	595,374 NOK 44,094,946.4124
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	XOSL – Oslo Børs

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Perry Van Echtelt
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Options linked to shares in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Exercise of options linked to shares in Hafnia Limited
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	44.11	129,645

d)	Aggregated information - Aggregated volume - Aggregated price	129,645 NOK 5,718,640.95
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	XOFF – Outside a trading venue

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Perry Van Echtelt
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Sale of ordinary shares exercised under a share option programme in Hafnia Limited with ISIN SGXZ53070850
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Sale of ordinary shares
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	74.0626	129,645

d)	Aggregated information - Aggregated volume - Aggregated price	129,645 NOK 9,601,845.777
e)	Date of the transaction	2026-03-03
f)	Place of the transaction	XOSL – Oslo Børs